SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 August 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Supplemental information re the interim dividend dated 14 August 2024

Exhibit No: 99.1

InterContinental Hotels Group PLC
Supplemental information regarding the interim dividend

14 August 2024

This announcement supplements InterContinental Hotels Group PLC's Half Year Results to 30 June 2024 announced at 07:00 on 6 August 2024 and sets forth below the information relating to the interim dividend previously contained in the full text of the 6 August announcement, the content of which is unchanged.

InterContinental Hotels Group PLC's Half Year Results to 30 June 2024 announcement is available at http://www.rns-pdf.londonstockexchange.com/rns/2649Z_1-2024-8-5.pdf.

The Half Year Results announcement, together with accompanying materials, is also available on the IHG PLC website www.ihgplc.com/en/investors/results-and-presentations and the results announcement has also been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Dividend
On 6 August 2024, the Board announced an interim dividend of 53.2¢, which represents a growth of 10% on the 48.3¢ interim dividend paid in 2023. The ex-dividend date for ordinary shares is Thursday 29 August 2024 and for American Depositary Receipts the ex-dividend date is Friday 30 August 2024. The record date (for both ordinary shares and American Depositary Receipts) is Friday 30 August 2024. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on Thursday 12 September 2024, calculated based on the average of the market exchange rates for the three working days commencing 9 September 2024. The dividend will be paid on Thursday 3 October 2024, resulting in a cash outflow of around $85m. This will result in total dividends paid to shareholders in 2024 amounting to approximately $255m. A Dividend Reinvestment Plan (DRIP) is provided by Equiniti Financial Services Limited. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.shareview.co.uk/info/drip. The cut-off date and time for the receipt of DRIP elections for the interim dividend referred to above is 10 September 2024 at 5:00pm (UK time).

About IHG Hotels & Resorts:

IHG Hotels & Resorts (LON:IHG for Ordinary Shares (ISIN: GB00BHJYC057), NYSE:IHG for ADRs (ISIN: US45857P8068)) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,400 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 375,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	14 August 2024